February 12, 2021

Katherine Hsu
Office Chief, Office of Structured Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:      BANK 2019-BNK16
Wells Fargo Commercial Mortgage Trust 2017-C38
Wells Fargo Commercial Mortgage Trust 2017-C39
Forms 10-D and ABS-EE for the Monthly Distribution Period Ended November 18, 2020
Filed December 2, 2020
File Nos. 333-226486-03, 333-206677-16 and 333-206677-17

Dear Ms. Hsu:

We are counsel to Wells Fargo Commercial Mortgage Securities, Inc. (“WFCMSI”) in connection with your letter dated January 29, 2021 (the “Comment Letter”), transmitting comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the above-captioned Forms 10-D and ABS-EE (collectively, the “Filings”).  WFCMSI acknowledges receipt of the Comment Letter providing comments to the Filings.  Consistent with the Comment Letter, we hereby advise you that WFCMSI is continuing to review the related Filings and expects to complete its review and provide a response to the Staff’s comments within the next couple of weeks.  WFCMSI greatly appreciates the Staff's cooperation in this regard.

Very truly yours,

/s/ David S. Burkholder

David S. Burkholder
cc:	Anthony Sfarra (Wells Fargo Commercial Mortgage Securities, Inc.) Troy Stoddard, Esq. (Wells Fargo Commercial Mortgage Securities, Inc.)

David Burkholder     Tel +1 704 348-5309     Fax +1 704 348-5200    david.burkholder@cwt.com